Trade Street Jam Co. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Trade Street Jam Co.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 20, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	486,093	79,615
Accounts Receivable	6,808	2,838
Inventory	-	24
Other	6,322	-
Total Current Assets	499,223	82,477
TOTAL ASSETS	499,223	82,477
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	15,423	18,846
Accrued Interest	6,699	-
Short Term Debt	19,874	11,858
Other Liabilities	790	134
Total Current Liabilities	42,786	30,838
Long-term Liabilities		
Notes Payable	600,000	-
Total Long-Term Liabilities	600,000	-
TOTAL LIABILITIES	642,786	30,838
EQUITY		
Common Stock	9	9
Additional Paid-in Capital	148,278	122,682
Accumulated Deficit	(291,851)	(71,053)
Total Equity	(143,564)	51,638
TOTAL LIABILITIES AND EQUITY	499,223	82,477

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	544,473	472,762
Cost of Revenue	419,583	261,797
Gross Profit	124,890	210,965
Operating Expenses		
Advertising and Marketing	51,244	39,109
General and Administrative	306,176	189,588
Rent and Lease	2,866	267
Total Operating Expenses	360,286	228,964
Operating Income (loss)	(235,396)	(17,999)
Other Income		
Other	25,003	17,348
Total Other Income	25,003	17,348
Other Expense		
Interest Expense	10,405	8,937
Total Other Expense	10,405	8,937
Provision for Income Tax	-	-
Net Income (loss)	(220,798)	(9,588)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(220,798)	(9,588)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(3,423)	(137)
Inventory	24	(24)
Accrued Interest	6,699	-
Accounts Receivable	(3,970)	(2,838)
Other	6,531	134
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,861	(2,864)
Net Cash provided by (used in) Operating Activities	(214,937)	(12,453)
FINANCING ACTIVITIES		
Additional Paid-in Capital	13,399	73,914
Debt Issuances	608,016	11,858
Net Cash provided by (used in) Financing Activities	621,415	85,772
Cash at the beginning of period	79,615	6,295
Net Cash increase (decrease) for period	406,478	73,319
Cash at end of period	486,093	79,615

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	900,000	9	60,965	(61,465)	(491)
Additional Paid in Capital	-	-	61,717	-	61,717
Net Income (Loss)	-	-	-	(9,588)	(9,588)
Ending Balance 12/31/2020	900,000	9	122,682	(71,053)	51,638
Additional Paid in Capital	-	-	25,596	-	25,596
Net Income (Loss)	-	-	-	(220,798)	(220,798)
Ending Balance 12/31/2021	900,000	9	148,278	(291,851)	(143,564)

Trade Street Jam Co
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Trade Street Jam Co. ("the Company") was originally formed as a limited liability company under the name Trade St Jam LLC in Brooklyn, New York on February of 2016. The Company later converted into a Delaware corporation on February 9th, 2021. The Company is a low sugar, vegan jam company, curating culinary inspired and innovative jam flavors. The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue from the sale of products is recognized when control of the goods has transferred, being when the goods have been shipped to the customer's location (delivery). A receivable is recognized by the Group and Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time required before payment is due. Under the standard Company contract terms, the company does not accept returns, but can provide refunds where necessary. At the point of sale, a refund liability and a corresponding adjustment to revenue is recognized for those products expected to be refunded. At the same time, the Company has a right to recover the product when customers exercise their right of a refund so consequently recognizes a corresponding adjustment to the cost of inventories recognized in profit or loss. The Company uses its accumulated historical experience to estimate the number of refunds. It is considered highly probable that a significant reversal in the cumulative revenue recognized will not occur given the consistent level of refunds over previous years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company elected to be taxed as an S Corporation, a pass-through entity, therefore any income tax expense or benefit was the responsibility of the company's owners.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In Feb 2021, the Company entered in a loan agreement for $50,000 for working capital with no fixed term and interest rate. The loan will be repaid through a remittance of 17% against daily collections until a total of $56,500 will be repaid. Balance as of December 31, 2021 is $19,874.

In 2021, the Company has entered into 5 convertible notes for a total of $600,000 as of December 31, 2021 for funding operations at an interest rate is 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. Accrued interest payable as of December 31, 2021 is $6,699.

See Note 7 – Subsequent Events Disclosure for details of loan entered into after December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$19,874
2023	$600,000
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with a par value of $0.00001 per share. 900,000 common shares were issued and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. As of December 31st, 2021, no dividends had been declared.

Conversion: Convertible noteholders have the right to convert shares into the most senior equity of the Company based on a conversion rate at the discretion of the noteholder upon Maturity or automatically in change of control events.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the noteholders are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 20, 2022, the date these financial statements were available to be issued.

A warehouse containing the Company's inventory was partially contaminated. An estimate of the amount of loss of inventory totaled $80k. This subsequent event will have a material, adverse effect on the Company's results of operations and financial condition for the following year.

In June 2022, the Company entered into a loan agreement for $42,000 with an interest rate of 14% and a term of 12 months maturing June 26, 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.